Filed by Metromile, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Metromile, Inc.

(Commission File No. 001-39484)

FAQ update 11/10

Are there any contingencies to the deal? Is this deal pending approval of shareholders?

There are some contingencies to the deal, including the receipt of certain regulatory approvals and a Metromile shareholder vote. The deal is expected to close in the second quarter of 2022. In the meantime, we do need to continue operating as a distinct and separate company from Lemonade.

What about unvested options? Do we still get 19:1?

Unvested Metromile options will convert into unvested Lemonade options based on the 19:1 exchange ratio when the deal closes and keep their existing vesting schedule. What is important to keep in mind is that the 19:1 exchange ratio refers to the number of shares—which will change—not the intrinsic value of the grant—which does not.

Does the exercise price for options change?

Yes. The exercise price of Metromile options will be adjusted based on the exchange ratio (exercise price multiplied by 19). This adjustment is necessary to retain the intrinsic value of the options, as measured immediately prior to and immediately following the closing.

Does this news change our trading window?

For now our open trading window and blackout schedule will stay the same, provided you were not aware of the deal prior to signing and do not have MNPI regarding Metromile. We’ll be sure to update you if that changes as we approach the close of the deal.

Can we buy Lemonade stock now?

Not right now, no. There are a few reasons why MM-ers are restricted from trading Lemonade:

1.	You knew about the deal before Dan shared it with the whole company on Monday.
2.	You have MNPI about Metromile or Lemonade.
3.	It’s a blackout period for Metromile.

At the moment, #3 applies to all of us. When the blackout period ends, two trading days after our earnings, it’s possible that you will not fall into either groups 1 or 2, at which point you could legally trade Lemonade shares. If you fall into group 1 or 2, though, this restriction will not end with the blackout period, and the compliance team will let you know when it’s ok to trade in Lemonade securities.

Do our blackout periods now apply to Lemonade stock as well?

They do—anyone in a Metromile blackout period may not trade in Lemonade securities during that same blackout period (and also for a couple of other reasons, as outlined above).

Is the Tempe office going to stay open or close?

For now, the Tempe and SF offices will continue to move through the office reopening phases until we learn more about our facilities’ needs.

What will happen to our anniversary gifts?

Our anniversary gifts will continue at least until close. We will evaluate the gifts to align with Lemonade's benefits and recognition program as we eventually become one unified team.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations. Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND LEMONADE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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